February 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention:	Christine Dietz, Senior Staff Accountant
Rebekah Lindsey, Staff Accountant

Re:	Bill.com Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2020
Filed August 31, 2020
Form 8-K furnished November 5, 2020
File No. 001-39149

Ladies and Gentlemen:

In your letter dated January 29, 2021 (the “Staff Comment Letter”), you requested that Bill.com Holdings, Inc. (the “Company”) respond to your comments within ten business days (the “Initial Response Date”) or advise when it would provide a response.

Per our telephone conversation on February 10, 2021, on behalf of the Company, we advised that due to the proximity of the receipt of the Staff Comment Letter and the Initial Response Date to the Company’s quarter end review process and the filing of its Form 10-Q for the quarterly period ended December 31, 2020, the Company confirms that it will file a response by February 26, 2021.

Thank you for your consideration. Please do not hesitate to contact me at (212) 430-2679 if you have any questions.

Sincerely,

/s/ Nicolas H.R. Dumont
Nicolas H.R. Dumont

cc:	John Rettig, Chief Financial Officer

Raj Aji, General Counsel and Chief Compliance Officer

Bill.com Holdings, Inc.

James D. Evans

Dawn H. Belt

Michael M. Shaw

Fenwick & West LLP